UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GELTOLOGY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368540 100
(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. 368540 100	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) HUA MEI INVESTMENTS LIMITEd
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) oo
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS
Number of Shares Beneficially Owned by Each reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 79,982,724
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,982,724
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,982,724
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 62.8%(1)
14	Type of Reporting Person (See Instructions) CO

(1) Based on 127,349,551 shares of common stock outstanding on July 11, 2012, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2012.

CUSIP No. 368540 100	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ZHIHAO SABIO ZHANG
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) oo
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization PHILIPPINES
Number of Shares Beneficially Owned by Each reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 79,982,724 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,982,724 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,982,724 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 62.8%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on 127,349,551 shares of common stock outstanding on July 11, 2012, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2012.

(2) Represents shares held by Hua Mei Investments Limited, a company that is solely owned by Mr. Zhang. Mr.Zhang has granted a purchase option for all of the equity interest in Hua Mei Investments Limited to Mr. Hou, as described in more detail below.

CUSIP No. 368540 100	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) XINGPING HOU
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) oo
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization PEOPLE’s REPUBLIC of CHINA
Number of Shares Beneficially Owned by Each reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 79,982,724 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,982,724 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,982,724 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 62.8%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Based on 127,349,551 shares of common stock outstanding on July 11, 2012, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2012.

(2) Represents shares held by Hua Mei Investments Limited, a company that is solely owned by Mr. Zhang. Mr.Zhang has granted a purchase option for all of the equity interest in Hua Mei Investments Limited to Mr. Hou, as described in more detail below.

CUSIP No. 368540 100	Page 5 of 8

Item 1.   Security and Issuer.

Common Stock of Geltology Inc. (the “Issuer”), with a principal place of business located at Room 2903, Unit B, Jianwai SOHO East District, 39 East Third Ring Road Central, Chaoyang District, Beijing, China (the “PRC”).

Item 2.   Identity and Background.

This statement is filed on behalf of Hua Mei Investments Limited (“Hua Mei Investments”), Zhihao Sabio Zhang, and Xingping Hou (Hua Mei Investments, Mr. Zhang and Mr. Hou, together, the “Reporting Persons”).

Hua Mei Investments, a British Virgin Islands (“BVI”) holding company, has a principal place of business located at Room 2903, Unit B, Jianwai SOHO East District, 39 East Third Ring Road Central, Chaoyang District, Beijing, the PRC.

Zhihao Sabio Zhang, whose business address is Room 2903, Unit B, Jianwai SOHO East District, 39 East Third Ring Road Central, Chaoyang District, Beijing, the PRC, is the sole shareholder of Hua Mei Investments. Mr. Zhang is a citizen of the Philippines.

Xingping Hou, whose business address is Room 2903, Unit B, Jianwai SOHO East District, No.39 East Three Ring Middle Road, Chaoyang District, Beijing, the PRC, is the sole director of Hua Mei Investments and the Chairman and Chief Executive Officer of the Issuer. Mr. Hou is a PRC citizen.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On July 11, 2012, pursuant to a share exchange agreement (the “Exchange Agreement”) by and among the Issuer, the principal shareholders of the Issuer, General Red Holding, Inc. (“GRH”), and the holders of all outstanding shares of GRH (the “GRH Shareholders”), GRH agreed to pay the Issuer’s principal shareholders $455,000, and the GRH Shareholders transferred to the Issuer all of the outstanding shares of common stock of GRH. In return, the Issuer issued, in the aggregate, 125,112,803 shares of the Issuer’s common stock, and the Issuer’s principal shareholders surrendered for cancellation an aggregate of 4,513,252 shares of common stock. Such transaction is hereinafter referred to as the “Share Exchange”.

Item 4.   Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). As a result of the Share Exchange, the Issuer acquired GRH, a Delaware corporation that, through its operating subsidiaries in the PRC, is in the business of preserving, packaging and marketing premium navel oranges for distribution and sale throughout the PRC.

Hua Mei Investments was a GRH Shareholder and a party to the Exchange Agreement. Pursuant to the Exchange Agreement, the Reporting Persons may be deemed to beneficially own 79,982,724 shares of common stock of the Issuer, subject to the terms of the call option agreement described below.

Zhihao Sabio Zhang is the sole shareholder of Hua Mei Investments, and Xingping Hou is the sole director of Hua Mei Investments. On July 1, 2012, Mr. Hou entered into a call option agreement with Mr. Zhang, pursuant to which Mr. Hou controls the corporate affairs and investment decisions of Hua Mei Investments and has been granted the right to purchase 100% of the ownership interest of Hua Mei Investments Limited from Mr. Zhang. The option vests and becomes exercisable, for $0.01 per share, according to the following schedule: (i) 34% becomes exercisable on July 1, 2013; (ii) 33% becomes exercisable on July 1, 2014 and (iii) the remaining 33% becomes exercisable on July 1, 2015. The option expires on July 1, 2017.

CUSIP No. 368540 100	Page 6 of 8

Item 5.   Interest in Securities of the Issuer.

a)	Hua Mei Investments is the record holder of 79,982,724 shares of the Issuer’s common stock, representing 62.8% beneficial ownership.

Zhihao Sabio Zhang is the beneficial owner of an aggregate of 79,982,724 shares of the Issuer’s common stock, representing 62.8% beneficial ownership. All of the 79,982,724 shares of common stock are subject to the terms and conditions of the call option agreement described above.

Xingping Hou may be deemed to be the beneficial owner of 79,982,724 shares of the Issuer’s common stock, representing 62.8% beneficial ownership. All of the 79,982,724 shares of common stock are subject to the terms and conditions set forth in the call option agreement between Mr. Hou and Mr. Zhang.

b)	Hua Mei Investments, Zhihao Sabio Zhang and Xingping Hou may be deemed to have the shared power to vote and dispose of 79,982,724 shares of the Issuer’s common stock.

c)	The Reporting Persons have not effected any transactions in the Issuer’s common stock in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated July 11, 2012, by and among GRH, the GRH Shareholders, the Issuer and the principal shareholders of the Issuer.*
10.2	Call Option Agreement, dated July 1, 2012, between Zhihao Sabio Zhang and Xingping Hou.*
10.3	Joint Filing Agreement by and among Hua Mei Investments, Zhihao Sabio Zhang and Xingping Hou.

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on July 17, 2012.

CUSIP No. 368540 100	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 20, 2012	HUA MEI INVESTMENTS LIMITED

/s/ Xingping Hou
Name: Xingping Hou
Title: Director

Date: July 20, 2012	Zhihao Sabio Zhang

/s/ Zhihao Sabio Zhang
Name: Zhihao Sabio Zhang

Date: July 20, 2012	Xingping Hou

/s/ Xingping Hou
Name: Xingping Hou

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  July 20, 2012

HUA MEI INVESTMENTS LIMITED

By:	/s/ Xingping Hou
Name: Xingping Hou, Director

/s/ Zhihao Sabio Zhang
Name: Zhihao Sabio Zhang

/s/ Xingping Hou
Name: Xingping Hou